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Holmes Mouthwatering Applesauce

100% all natural applesauce. Made with Ohio apples and real fruit.

manufacturing b2c b2c food retail

HOLMESAPPLESAUCE.COM CLEVELAND





I chose applesauce because I noticed at the age of 15 years old that the market was lacking a specialty product appealing to kids, but made up of high quality, nutritional ingredients. I wanted to create an applesauce product with no added sweeteners and artificial ingredients, that inspires others and creates strong loyalty.

Ethan Holmes Founder/Chief Executive Officer (CEO) @ Holmes Mouthwatering Applesauce

Why you may want to support us...

1. 150% YoY sales increase 2017-2018.
2. Founded in 2008 by 15-year-old entrepreneur:
3. 100,000+ units sold since 2015.
4. 300+ retail locations: Kroger, Target, Whole Foods, Earth Fare, Heinen's and more!
5. 2016 COSE Business Pitch Winner, 2017 Cleveland Chain Reaction Winner, Voted Homegrown Hero Entrepreneur of the Year.
6. Available in 6 states.
7. Leader in Ohio applesauce category. 5+ years of market validation.
8. Social enterprise: Teaching Ohio high school students entrepreneurial skills and customer service through our business model.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Ethan Holmes
Founder/Chief Executive Officer (CEO)
Founded and built Holmes Made Foods, LLC at the age of 15 years old. 2016 COSE Business Pitch Winner, 2017 Cleveland Chain Reaction Winner, Voted Homegrown Hero Entrepreneur of The Year 2018.



Janae Bryson
Chief Marketing/Branding Officer (CMO)
Founder/CEO of Auden & Company: branding and marketing firm dedicated to providing personalized, and high-quality marketing solutions for growing businesses. Member since 2016.



David Pritchett
Chief Operations/Production Officer (COO)
Team member since 2017. Successfully produced 40,000 units of applesauce for our customers and recruited, trained and managed 10 culinary staff members. Dedicated to creating new relationships with only the best suppliers to source our ingredients.

Why people love us

Has great drive and even more potential

David Joshua Pritchett
Friend



Ethan has worked tirelessly for years not only to produce and excellent product but also to do things the right way and serve as an example in the community. I invested with Ethan to help him upgrade production by purchasing a new machine and I rest easy every day knowing he is doing his best to put my money to work.

Zachary Lerner Investor

In the news

Downloads

Pitch Deck Wefunder.pdf

Redefining Applesauce - One apple at a time!



Holmes Made Foods, LLC is the manufacturer of **Holmes Mouthwatering Applesauce**, 100% all-natural applesauce, made with only the best Ohio sourced ingredients.

Containing only 13 grams of natural sugars and 40 calories, our applesauce is considered one of the healthiest and best tasting on the market! (2 Smart Points® on WeightWatchers®)


Quality
Nutrition
Social Responsibility
Customer Service
Teamwork
Entrepreneurship
Our CORE Values!

Mouthwatering Products


Holmes MouthWatering
ORIGINAL APPLESAUCE
APPLE PIE CINNAMON APPLESAUCE
STRAWBERRY PEACH APPLESAUCE
Made with REAL fruit!
non GMO
VEGAN friendly
MBE

- Package Types: 16 oz. glass jar + (4) 4 oz. cups

- Case Count: 12 Units

- Shelf Life: 2 years

From Grandfathers Recipe to Grocery Store Shelves

Founder/CEO, Ethan Holmes always had a love and interest in entrepreneurship and starting his own business. From the age of 11, Ethan's early developments were starting a seasonal lemonade stand and landscaping business around his neighborhood in Shaker

Heights, Ohio.

At the age of 15 years old, Holmes decided to further his interest and launch a legitimate consumer packaged product: "**Applesauce**" A product loved by many around the world, but typically always made the same...

The goal was to innovate the product and do something ***different***.

With the assistance of his grandfather, Holmes learned the process of peeling, coring, cutting apples, boiling the fruit and blending it to the right consistency. But the recipe was still incomplete.



Holmes would then spend the next year on and off in his mother's kitchen, trying new ingredients and formulas to make the perfect applesauce recipe.



Eventually coming up with the following: Golden delicious apples, pears, and apple cider.

The same 3 ingredients we use to this day!



"We launched Holmes Applesauce with a mix of everything"

While a student at **Hiram College**, Ethan Holmes applied and won numerous student business competitions, utilizing the grant funding for packaging, inventory, product development, and marketing.





COSE Business Competition - 1st Place ($20K)

In 2014, Holmes began renting space and equipment at the **Cleveland Culinary Launch Kitchen,** an incubator kitchen located in Downtown Cleveland dedicated to educating and providing resources to small food manufacturers. During this time, Holmes Applesauce maintained a lean model producing small batches for local markets, as needed.



Cleveland Kitchen - Lisa DeJong/The Plain Dealer

5+ Years of Market Validation



Lifetime Sales
175k
150k
125k
100k
75k
50k
25k
0k
Revenue ($)
54000
30000
40000
100000
150000
2015
2016
2017
2018
2019

- **2015** we created a strong presence entering the market. With first-year sales of $54,000.
- **2016** served as an experience to learn and improve our model, with sales of $30,000.
- **2017** was the year to create and serve new customers, with sales of $40,000.
- **2018** we received our largest investment and acquired distributors, with sales of $100,000.
- **2019** has been a focus on maintaining current accounts, entering new markets, and raising capital. We project $150,000 in sales by end of the year.

Gaining Traction

Through strictly cold calling, emails and shipping samples, **Holmes Mouthwatering Applesauce** goes from 30 supermarket locations in 2015 to 300!





Students undergo a 12-week program sampling and pitching our products in local grocery stores and monthly workshops on entrepreneurship.

Since 2015, over 20,000 jars of applesauce have been made and sold with the assistance of high school students.

We look forward to having you a part of our family!



Investor Q&A

– COLLAPSE ALL

What does your company do?

For decades applesauce has been known as commercial, full of artificial ingredients and baby food consistency. Since entering the market in 2015, we have grown organically by providing a high quality, all-natural applesauce product and creating B2C and B2B relationships in the U.S. marketplace. Our company is currently leasing a 13,000 square foot facility in Cleveland, Ohio where we manufacture, package, and distribute our applesauce. Our items are sold out of 5 major midwest warehouses (UNFI, KeHe, DPI, TinyFootprint) and available in 300 retail locations. After years of bootstrapping, We are now in need of additional capital to expand and go from 5 warehouses to 20 and 300 locations to 2,500.

Where will your company be in 5 years?

Our 5-year plan consists of expanding our product line, distribution, production model and social mission. We want to introduce new items under the "Holmes Mouthwatering" brand and sell those products through our existing customers, increasing our revenue. Consolidate distribution into 3 national companies and build up sales volume to outsource production and decrease overhead costs. We forecast sales of $4M+. With the proper capital and consistency, we can expand Holmes Made Foods globally.

Why did you choose this idea?

I chose applesauce because I noticed at the age of 15 years old that the market was lacking a specialty product appealing to kids, but made up of high quality, nutritional ingredients. I wanted to create an applesauce product with no added sweeteners and artificial ingredients, that inspires others and creates strong loyalty.

When did you launch?

Holmes Made Foods LLC was first launched on the market in 2015 when I was 21 years old.

Utilizing business competitions and grant funding, I was able to create a consumer packaged product and enter our first supermarket: Heinen's. 23 locations in Ohio and Illinois.

How many retail markets are you currently sold at?

Our applesauce is currently sold at 300 supermarket locations throughout 6 U.S. states: Ohio, Illinois, Michigan, Virginia, D.C, and Maryland.

Locations are as following: Kroger, Heinen's, Marc's, Daves Market, Whole Foods, Safeway, Lucky's Market, Earth Fare, Acme Fresh Market, Jungle Jims, Giant Eagle Market District, Zagara's, Cleveland Clinic Wellness, Kriegers Market, BAM! Healthy Cuisine and more.

We also sell online through our website (www.holmesapplesauce.com) and Amazon.

How big is the applesauce market?

Consumers spend $900M annually on applesauce in the U.S. market.

With 90% of the spend being consumed by children.

Applesauce can be served as a snack, side dish, dessert, and even for administering medication to patients.

Who are your competitors? How are you different?

Since the mid-1900s, the U.S. applesauce market has consisted of major brands such as Mott's (Dr. Pepper/Snapple), Musselman's (Knouse), and Tree Top. Providing commodity applesauce containing additives and artificial preservatives.

In the early 2000s, the market began demanding healthier and more convenient packaging options. Brands such as GoGo Squeez (applesauce pouches), Vermont Village, and Santa Cruz became major players in the industry. Offering organic, non-sweetener options, targeted at parents and children. However, the taste and baby food consistency were the same as commodity brands.

Holmes Mouthwatering Applesauce has positioned itself as the specialty "better" choice of applesauce. Superior in nutritional value, taste, consistency, and experience from consuming our products.

What is your biggest risk? What keeps you up at night?

Our biggest risk is being undercapitalized and not having the proper resources to support our current accounts, and the cash flow to cover expenses.

What keeps me up at night is staying consistent, striving to gain new markets and improving movement with our current retailers.

What is your retail price? Cost of goods sold? Profit margin?

Our retail price ranges from $3.99 - $4.99.

The cost of goods sold to produce a 16 ounce unit of applesauce is $2.00.

Our profit margin ranges from 35-60% depending on if we are selling through a distributor or direct to consumer.

How has the business evolved over the years?

From a simple concept and recipe in 2008 to funding and launching our product in its 1st supermarket in 2015.

Since then we have created partnerships with larger grocery stores and suppliers, placing the product in 300 retail markets, introduced a new flavor, convenient packaging, and improved our production process.

Now in 2019, we want to grow Holmes Mouthwatering Applesauce even further.

What do you need the most help with?

Marketing/Promotions/Demos - To increase store movement and sell through the product in warehouses. (Minimum of 24 per month)

Sales - Acquiring more retailers that are serviced by our current distributors and exploring new markets (B2C) to sell through product and create consistent sales.

B2C/Direct - Providing our products directly to local retailers and online customers, our gross margin can increase by 30%.

Broker/Consultant - Managing distributor policies, fees, free fills, and promotions. Allowing us to focus on production and sales, and not lose money.

With the proper capital and resources, we can bring on additional personnel to help us accomplish our goals listed above.